                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2005
                        Commission File Number: 001-13382
                            KINROSS GOLD CORPORATION
                 (Translation of registrant's name into English)

                  52ND FLOOR, SCOTIA PLAZA, 40 KING STREET WEST
                            TORONTO, ONTARIO M5H 3Y2
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F_____ Form 40-F__X__

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes_____ No__X__


        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b:

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This report on Form 6-K is being furnished for the sole purpose of providing a copy of the Management's Discussion and Analysis and Unaudited Interim Financial Statements for each of the periods ended March 31, June 30 and September 30, 2004 and the Management's Discussion and Analysis and Audited Financial Statements for the period ended December 31, 2004.

                                      INDEX

                                Table of Contents


SIGNATURES

EXHIBIT INDEX

99.1 Managements' Discussion and Analysis and Interim Financial Statements for the period ended March 31, 2004

99.2 Certification of Interim Filings - Tye Burt, President and Chief Executive Officer

99.3 Certification of Interim Filings - Lars-Eric Johansson, Executive Vice President and Chief Financial Officer

99.4 Managements' Discussion and Analysis and Interim Financial Statements for the period ended June 30, 2004

99.5 Certification of Interim Filings - Tye Burt, President and Chief Executive Officer

99.6 Certification of Interim Filings - Lars-Eric Johansson, Executive Vice President and Chief Financial Officer

99.7 Managements' Discussion and Analysis and Interim Financial Statements for the period ended September 30, 2004

99.8 Certification of Interim Filings - Tye Burt, President and Chief Executive Officer

99.9 Certification of Interim Filings - Lars-Eric Johansson, Executive Vice President and Chief Financial Officer

99.10 Managements' Discussion and Analysis and Audited financial statements for the period ended December 31, 2004

                                   SIGNATURES


        Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                KINROSS GOLD CORPORATION



                                                Signed: /s/ SHELLEY M. RILEY
                                                        --------------------
                                                        Shelley M. Riley
                                                        V.P. Administration and
                                                        Corporate Secretary





November 29, 2005.